

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 05, 2008

John Fanelli III
Senior Vice President and Chief Financial Officer
Hill International, Inc.
303 Lippincott Centre
Marlton, New Jersey 08053

   RE: Hill International, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Forms 10-Q for Fiscal Quarter Ended March 31, 2007,
     June 30, 2007 and September 30, 2007
     File No. 0-50781

Dear Mr. Fanelli:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief